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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                                    SPSS INC.

             (Exact name of registrant as specified in its charter)

              Delaware                                  36-2815480
(State of incorporation or organization)   (I.R.S. Employer Identification No.)

233 South Wacker Drive, 11th Floor, Chicago, Illinois             60606
   (Address of principal executive offices)                     (zip code)

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this Form relates:
000-22194 (if applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                   Name of Each Exchange on Which
      To be So Registered                   Each Class is to be Registered

             None                                        n/a

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $0.01 par value
                                (Title of Class)

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The undersigned registrant hereby amends its Registration Statement on Form 8-A
(File No. 000-22194) filed with the Securities and Exchange Commission on August 4, 1993 (the "1993 Registration Statement") by adding the information set forth under Item 1 below.

Item 1.  Description of Registrant's Securities to be Registered

BACKGROUND

In connection with the initial public offering of its common stock, SPSS Inc. ("SPSS" or the "Company") filed the 1993 Registration Statement to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The 1993 Registration Statement became effective on August 4, 1993.

In 1998, the Company's Board of Directors adopted a stockholder rights agreement (the "Rights Agreement") to protect stockholders against an attempt to acquire the Company on terms that the Board considered disadvantageous to SPSS and its stockholders. Under the Rights Agreement, SPSS paid a dividend of one common stock purchase right for each outstanding share of the Company's common stock, par value $0.01 per share. This dividend was paid on June 30, 1998 (the "Record Date") to the stockholders of record on that date. Common stock purchase rights also attached to each share of common stock issued after the Record Date. When issued, the common stock purchase rights, which are described in greater detail below, were attached to and were traded with the shares of common stock. The common stock purchase rights remain attached to and are traded with the shares of common stock and, as described below, cannot be exercised or traded independently of the shares of common stock until the occurrence of a Distribution Date (as defined below).

In connection with the adoption of Rights Agreement and the declaration and payment of the common stock purchase rights, SPSS filed a Registration Statement on Form 8-12GA registering the common stock purchase rights as a separate class of securities under the Exchange Act (the "1998 Registration Statement"). The 1998 Registration Statement (File No. 000-22194) became effective on June 18, 1998.

On June 16, 2004, the Board amended the Rights Agreement to (i) modify the Company's right to rescind the common stock purchase rights after they detach and become exercisable in order to insure that the Rights Agreement complies with applicable Delaware law and (ii) appoint Computershare Investor Services, LLC, the Company's current transfer agent, as rights agent. Accordingly, the description and terms of the common stock purchase rights are now set forth in an Amended and Restated Rights Agreement between the Company and Computershare Investor Services, LLC, as rights agent.

In connection with the amendments to the Rights Agreement, the Company has concluded that it is most appropriate to reflect the common stock purchase rights as an attribute of the common stock, instead of as a separate class of securities under the Exchange Act. The common stock purchase rights constitute, and will continue to constitute, an attribute of the common stock until the occurrence of a Distribution Date. Therefore, the Company is filing this Form 8-A12G/A to amend the 1993 Registration Statement to add a description of the common stock purchase rights as an attribute of the common stock. If and when a Distribution Date occurs, the Company will file a Form 8-A to register the common stock purchase rights as a separate class of securities. Effective as of the date of this filing, the Company has withdrawn the 1998 Registration Statement.

SUMMARY OF RIGHTS

Under the terms of the Amended and Restated Rights Agreement, each common stock purchase right entitles the registered holder to purchase from the Company one share of SPSS common stock (or in

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certain circumstances, cash, property or other securities) at a price of $175 per share (the "Purchase Price"), subject to adjustment, upon the occurrence of certain events.

With respect to any common stock certificates that were outstanding as of the June 30, 1998 Record Date, the common stock purchase rights are evidenced by a common stock certificate together with a copy of this Summary of Rights attached thereto and no separate certificate evidencing the common stock purchase rights (a "Rights Certificate") will be distributed. With respect to common stock certificates issued after the Record Date, the common stock purchase rights will be evidenced by a legend affixed to each such certificate incorporating the Rights Agreement, as amended, by reference. The failure to print or to have printed a legend on any common stock certificate issued after the Record Date will not affect, in any manner, the common stock purchase rights evidenced by the common stock certificate.

The common stock purchase rights are not exercisable and are not freely tradable separate from the common stock until the occurrence of a Distribution Date ("Distribution Date"). A Distribution Date occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding shares of common stock ("Acquiring Person") or (ii) 10 business days (or some later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in the beneficial ownership of 15% or more of the outstanding shares of common stock.

The Amended and Restated Rights Agreement provides that, until the Distribution Date (or an earlier redemption or expiration of the common stock purchase rights), the common stock purchase rights will only be transferred with the common stock, however, the surrender for transfer of any certificates for shares of common stock outstanding as of the Record Date, even without a legend or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the common stock purchase rights associated with the common stock represented by such certificate. As soon as practicable following a Distribution Date, Right Certificates will be mailed to holders of record of the outstanding share of common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the common stock purchase rights. Such common stock purchase rights are, however, null and void as to any Acquiring Person. Until a common stock purchase right is exercised, the holder of a Rights Certificate will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The common stock purchase rights will expire on June 18, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the common stock purchase rights are earlier redeemed or exchanged by the Company, in each case, as described below.

The Purchase Price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the common stock purchase rights, are subject to customary adjustments from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock, (ii) upon the grant to holders of common stock of certain rights or warrants to subscribe for or purchase shares of common stock at a price, or securities convertible into common stock with a conversion price, less than the then-current market price of the common stock or
(iii) upon the distribution to holders of common stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of common stock) or of subscription rights or warrants (other than those referred to above)

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in such Purchase Price. The Company will not be required to issue fractional common stock purchase rights or shares and in lieu thereof, an

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adjustment in cash will be made based on the current market value of the common stock purchase rights or shares.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a common stock purchase right, other than common stock purchase rights beneficially owned by the Acquiring Person (which are void), will thereafter have the right to receive, upon exercise of the common stock purchase right, that number of shares of common stock having a market value of two times the exercise price of the common stock purchase right.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a common stock purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the common stock purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the common stock purchase right, or in circumstances such as where the common stock purchase right cannot be exercised for stock or the assets of the Company have been distributed, an amount of cash equal to the value of such common stock purchase rights will be paid.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, the Board may exchange the common stock purchase rights (other than common stock purchase rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one shares of common stock per common stock purchase right (subject to adjustment).

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding common stock, the Board may redeem the common stock purchase rights in whole, but not in part, at a price of $0.01 per common stock purchase right (the "Redemption Price").

The terms of the common stock purchase rights may be amended by the Board without the consent of the holders of the common stock purchase rights, including an amendment to lower certain thresholds described above regarding percentage ownership whereby any person or group of affiliated or associated persons becomes an Acquiring Person, provided, however, no such amendment may adversely affect the interests of the holders of the common stock purchase rights.

COPIES OF AMENDED AND RESTATED RIGHTS AGREEMENT

A copy of the Amended and Restated Rights Agreement is attached to this Registration Statement as Exhibit 4.2 and is incorporated herein by reference. The summary description of the common stock purchase rights set forth above is qualified in its entirety by reference to the Amended and Restated Rights Agreement. A copy of the Amended and Restated Rights Agreement is available free of charge from the Company at 233 South Wacker Drive, 11th Floor, Chicago, Illinois 60606, Attention: Corporate Secretary.

Item 2. Exhibits

      (c) Exhibits. The following exhibits are filed herewith and incorporated herein by reference:

            4.2 Amended and Restated Rights Agreement, dated as of August 31, 2004, by and between SPSS Inc. and Computershare Investor Services, LLC, as Rights Agent.

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                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  SPSS INC.

                                  By: /s/ Jack Noonan
                                      ----------------------------------
                                      Jack Noonan
                                      President and Chief Executive Officer

Dated:  August 31, 2004

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                                  Exhibit Index

Exhibit No.                                         Exhibit

4.2 Amended and Restated Rights Agreement, dated as of August 31, 2004, by and between SPSS Inc. and Computershare Investor Services, LLC, as Rights Agent.

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